SECURITIES AND EXCHANGE COMMISSION



WASHINGTON, D.C. 20549



__________________________________________



FORM 8-A

__________________________________________





FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934





______________________PANCHO'S MEXICAN BUFFET,
INC.____________________

(Exact name of Registrant as specified in its charter)





___________Delaware____________		_______75-1292166___________

(State of incorporation or organization)	(IRS Employer
Identification No.)







3500 Noble Avenue, Fort Worth, Texas	           76111

(Address of principal executive offices)	      (Zip Code)





Registrant's telephone number, including area code:  (817) 831-0081





Securities to be registered pursuant to Section 12(b) of the Act:



	Title of each class				Name of each exchange on which

	to be so registered				each class is to be registered



	         None							None





Securities to be registered pursuant to Section 12(g) of the Act:



Rights to Purchase Series A Junior Participating Preferred Stock,
Par Value $10 per share

(Title of Class)







Page 1 of 6 Pages

Item 1.	Description of Securities to be Registered.



		On January 24, 1996, the Board of Directors of Pancho's Mexican Buffet, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $0.10 per share (the "Common
Shares") payable at the close of business on March 29, 1996 (the
"Record Date") to the stockholders of record on that date.  Each
Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior
Participating Preferred Stock, par value $10.00 per share (the
"Preferred Shares"), of the Company, at a price of $10 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and KeyCorp Shareholder Services, Inc., as
Rights Agent (the "Rights Agent").



		Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% (or, in the case of certain Grandfathered
Stockholders, as that term is defined in the Agreement, 28%) or more of the outstanding Common Shares, or (ii) 10 business days
(or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common
Shares (the earlier of such dates being called the "Distribution
Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.



		The Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.
Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record
Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights
("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.



The Rights are not exercisable until the Distribution Date.
The Rights will expire on March 27, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Company, in each case, as described below.





Page 2 of 6 Pages

The Purchase Price payable, the number of Preferred Shares or other securities or property issuable upon exercise of the Rights and the number of outstanding Rights are subject to adjustment from time to time to prevent dilution and the number of outstanding Rights.



Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 1000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 1000 times the aggregate payment made per Common Share. Each Preferred Share will have 1000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.



Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one
Common Share.



In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the later of (x) the first occurrence of an event triggering the right to purchase Common Shares and (y) the date on which the Company's right to redeem the Rights expires, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.





Page 3 of 6 Pages

At any time after any Person becomes an
Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Share per Right (subject to adjustment).



		With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional
Preferred Shares will be issued (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.



		At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.01 per Right
(the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.



		The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights (other than the Acquiring Person and its Affiliates and Associates).



		Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.



		This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.



		As of January 24, 1996, there were 4,397,559 Common Shares outstanding (as well as a further 583,150 shares reserved for issuance upon exercise of stock options, of which 536,150 were reserved with respect to options outstanding on that date).
Each outstanding Common Share on the Record Date will receive one Right. As long as the Rights re attached to the Common
Shares, the Corporation will issue one Right with each new
Common Share so that all such shares will have attached rights.







Page 4 of 6 Pages

		The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation without conditioning the offer on the Rights being redeemed. However, the Rights should not interfere with any tender offer or merger approved by the Board of Directors since the Rights may be redeemed by the Company at a price of $.01 per Right prior to such time as any person has become an Acquiring Person.





Item 2.  Exhibits.



		Attached hereto as Exhibit 1 and incorporated herein by reference are copies of the Rights Agreement and the exhibits thereto, as follows: Exhibit A -- Form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock;
Exhibit B -- Form of Right Certificate; and Exhibit C -- Summary of rights to Purchase Series A Preferred Stock. The foregoing description of the rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.











SIGNATURE





	Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.





						PANCHO'S MEXICAN BUFFET, INC.





						By_/s/ Hollis Taylor_________

							Hollis Taylor, President and

							Chief Executive Officer





Dated:  February 22, 1996





3352-09000\90571-1





Page 5 of 6 Pages

				                     EXHIBIT INDEX







EXHIBIT NO. 	EXHIBIT DESCRIPTION

     1 	     Rights Agreement dated as of January 30, 1996, between
             Pancho's Mexican Buffet, Inc. and KeyCorp Shareholder Services, Inc. which includes the form of Certificate of Designation, Preferences and Rights of Series A Preferred Stock, as Exhibit A, form of Right Certificate, as Exhibit B, Summary of Rights to Purchase Series A Preferred Stock, as Exhibit C.































































Page 6 of 6 Pages
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